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                                                                    EXHIBIT 23.1

            Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-3 to be filed on or about November 12, 2004 and related Prospectus of KB Home for the registration of up to $1,500,000,000 of debt securities, guarantees of debt securities, preferred stock, common stock, warrants, stock purchase contracts, stock purchase units, and depository shares and to the incorporation by reference therein of our report dated December 17, 2003, with respect to the consolidated financial statements of KB Home included in its Annual Report (Form 10-K) for the year ended November 30, 2003, filed with the Securities and Exchange Commission.

                                             /s/ Ernst & Young LLP

Los Angeles, California
November 11, 2004